Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 17, 2024

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2024;

•	to disclose the calculation of our September 30, 2024 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to disclose updates to the “Management” section of our Prospectus; and

•	to provide an update to the status of our current public offering.

November 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2024 (and repurchases as of October 31, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0716
Class T	$24.8313
Class D	$24.8886
Class M	$24.9376
Class I	$24.1693
Class F*	$25.3464
Class Y*	$24.1389

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The November 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2024 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2024.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2024 (dollar amounts in thousands):

Components of NAV	September 30, 2024
Loans receivable	$7,474,311
Investment in real estate	399,366
Mortgage-backed securities held-to-maturity	160,130
Mortgage-backed securities, at fair value	401,820
Cash and cash equivalents	139,399
Restricted cash	75,436
Other assets	177,010
Collateralized loan obligation, net of deferred financing costs	(3,808,615)
Repurchase agreements payable, net of deferred financing costs	(849,291)
Credit facility payable, net of deferred financing costs	(910,234)
Mortgage note, net of deferred financing costs	(124,190)
Accrued stockholder servicing fees(1)	(1,607)
Other liabilities	(141,953)

Net asset value	$2,991,582

Number of outstanding shares	121,143,579

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of September 30, 2024, we accrued under GAAP $101,235 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,618,928	$22,763	$10,915	$116,193	$1,181,800	$19,098	$21,885	$2,991,582
Number of outstanding shares	64,572,078	916,716	438,556	4,659,328	48,896,785	753,468	906,648	121,143,579

NAV per Share as of September 30, 2024	$25.0716	$24.8313	$24.8886	$24.9376	$24.1693	$25.3464	$24.1389

Market Update

Treasury yields continued their decline during September as the Fed opted for a large, 50 basis point rate cut, and markets expect additional rate cuts to come. The 2-year yield fell -28bps in September, to 3.64%, while the 10-year yield declined -12bps to 3.78%, as the 2-10 year yield curve uninverted for the first time in more than two years. The Bloomberg U.S. Aggregate Index returned 1.34% in September, capping off a strong Q3 return of 5.2%. However, the index has returned just 0.33% over the last five years amid significant interest rate volatility.

Acquisition activity and growth in property values in the CRE market remains subdued, but there are signs improvement is near.

•

Transaction volume totaled $55 billion in July and August 2024, and remains on track to match what has been a remarkably consistent pace of $80–$100 billion in CRE sales per quarter thus far in 2024.[1] Moving forward, lower interest rates should make more deals viable at current valuations and help the market work through upcoming maturities.

•

Property values appear to be forming a trough, suggesting coalescence around a market equilibrium. While prices differ greatly by property type, year-over-year property prices have seen improvement for each of the past 13 months, while month-over-month pricing turned positive in May 2024 and has gradually improved each month.

Market participants have gone from being hopeful to confident the CRE market would improve, thanks in large part to a growing belief the economy will avoid a recession altogether. Public market investors cemented that view during Q3 as equity REITs gained 16%, outperforming the S&P 500 by 900 bps.2

CRE fundamentals outside of Office remain resilient, lending support to the market, as strong fundamentals have allowed property owners to offset some of the impact of higher interest rates. Demand for space has clearly decelerated from historic levels yet remains robust in most property sectors as net absorption is significantly positive in three of the four major sectors.

•

Retail demand has moderated to a more normal level after a boom in 2021–2023, but remains positive, driven by strong demand for experiential and discount retail while demand for fast casual dining remains firm.

•

Industrial continues to be supported by demand for technologically advanced warehouse space while multifamily demand is on pace for its second-best year ever in 2024, rebounding from a weaker 2022–2023.[1]

Rent growth across the CRE market has slowed in recent quarters, though that can be linked almost exclusively to an increase in new construction rather than a decrease in demand. Crucially, this supply headwind is fading.

[1]	MSCI Real Capital Analytics, as of August 31, 2024, latest data available.
[2]	Bloomberg Finance, L.P., as of September 30, 2024.

Construction activity rose most significantly in the multifamily and industrial sectors, as developers took advantage of surging rents and low financing costs in 2021 and the first half of 2022. But the market is now experiencing the peak period for delivery of those projects and expecting a rapid descent in new supply through at least 2027, which should keep fundamentals stout.

Office remains the clear outlier as a massive retrenchment among tenants continues to drive net operating income lower while the vacancy rate steadily rises.1

Ultimately, we expect transaction and lending activity to pick up amid a lower-rate environment in the coming quarters but believe the outlook for property values—and therefore, CRE equity investors—is much foggier as base rates today are well above those from five and 10 years ago, a tenor that represents a normal investment holding period for a CRE property. Against this backdrop, we continue to view this year as the beginning of the next phase of a new CRE cycle that should favor income-centric strategies. Importantly, we believe alternative lenders continue to be in an excellent position to take market share as transaction volume improves and banks remain constrained.

Performance Update

We generated positive total returns across all share classes in September 2024 driven by distributions paid during the month and stability in our net asset value (NAV).

Year to date (YTD) through September 30, 2024, we have returned 5.87% based on the Class I share driven by stability in our NAV, which is flat YTD, and the consistency in our distribution.

We have delivered 54 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment. We met 100% of repurchase requests in September 2024.

The current annualized distribution rate is 7.64% for Class I shares, 7.12% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the November 1, 2024 transaction price.

The tax equivalent distribution rate is 8.54% for Class I shares, 7.96% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.35% for Class T shares, based on the November 1, 2024 transaction price.3

We have offered a high level of excess income over short-term rates on both a nominal and real basis.

•	Based on the Class I share, our annualized distribution rate of 7.64% is 305 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.[4]

•	Our tax-equivalent annualized distribution rate is 394bps over 3-month T-bills, or 2.8x higher compared to T-bills when comparing real yields/distribution rates.[4]

[3]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.54% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.64% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[4]	Three-month T-bill yield as of October 15, 2024.

Origination highlight

•

We closed on a $32 million senior loan backed by a newly delivered Class A multifamily property totaling 172 units in North Las Vegas, NV, the fastest-growing market in Las Vegas. The property has seen strong leasing velocity since opening, features multiple modern amenities and provides proximity to newly constructed retail (Walmart, Smith’s, Shake Shack, among others).

Portfolio highlights

•	As of September 30, 2024, the portfolio was weighted to Multifamily (52%), followed by Hospitality (14%) and Industrial (11%).

•

The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (Multifamily), strong demand for business and leisure travel (Hospitality), and continued demand for technologically advanced warehouse space (Industrial).

•

We have remained disciplined in our underwriting approach year to date and sought to take advantage of our liquidity position and scale as opportunities arise, including purchasing a portfolio of senior loans from a commercial bank seeking to rebalance its commercial real estate loan holdings. Year-to-date originations have been underwritten at loan-to-value ratios, which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.

•	Non-accruals declined from 3.79% to 2.76% of the portfolio month over month as of September 30, 2024.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in CRE will largely be driven by income generation and property cash flows compared to price appreciation.

•

Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering and the natural turnover of the portfolio—allows us to remain a capital provider when many traditional lenders and peers are constrained in making new loans.

•

Deep experience of FS Investments and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. As noted, we may modify or extend the maturity of our loans in certain cases if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

•	Continued strong performance of portfolio. We have generated positive total returns in 79 out of 81 months; its largest monthly drawdown was just -0.27% in March 2020.

•

High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $8.8 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 85% of our borrowings are financed through match-term, non-mark-to-market facilities.

•

Relative level of income above cash yields. The Federal Reserve commenced a new rate-cutting cycle at its September meeting, but the timing and pace of future rate cuts remains data dependent. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.

Management

Effective September 19, 2024, Jane Kitain joined the investment committee of our adviser, such that the members of the investment committee are Michael Kelly, Robert Lawrence and Jane Kitain.

The “Management” section of our Prospectus and related disclosures elsewhere in the Prospectus are updated to reflect that Jane Kitain is a member of the investment committee of the adviser and is part of our adviser’s key personnel and to include the below biographical information:

Jane Kitain serves as a director within the Investment Management Group of FS Investments and its other affiliated investment advisers. In her role, she is involved with the firm’s management of FS Credit Real Estate Investment Trust, Inc. Ms. Kitain has also served in various capacities for FS Investments and its affiliated investment advisers since July 2017, including the firm’s management of interval funds and mutual funds. Ms. Kitain has been with FS Investments since 2017. Prior to joining FS Investments, she was an analyst at PNC Bank, working in the bank’s Institutional Asset Management Group. Ms. Kitain received her B.A. in Economics from the University of Pennsylvania.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 50,564,638 shares of our common stock (consisting of 23,755,078 Class S shares, 24,650,962 Class I shares, 249,032 Class T shares, 222,605 Class D shares, and 1,686,963 Class M shares) in the primary offering for total proceeds of $1.251 billion and (ii) 7,553,201 shares of our common stock (consisting of 3,950,034 Class S shares, 3,288,353 Class I shares, 69,544 Class T shares, 29,283 Class D shares, and 215,987 Class M shares) pursuant to our distribution reinvestment plan for a total value of $186.5 million.